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Exhibit (a)(2)

October 6, 2016

Dear Stockholder:

        On October 6, 2016, ABP Acquisition LLC (the "Purchaser") commenced a tender offer (the "Offer") to purchase up to 10,000,000 shares of the common stock, par value $.01 per share (the "Shares"), of Five Star Quality Care, Inc. (the "Company" or "we") at a price of $3.00 per share, net to the seller in cash, without interest and less any required withholding taxes. The terms and conditions of the Offer are set forth in an Offer to Purchase and related Letter of Transmittal filed with the U.S. Securities and Exchange Commission (the "SEC") by the Purchaser on October 6, 2016, copies of which are being sent to you by the Purchaser.

        The purpose of this letter is to inform you that the board of directors of the Company (the "Board") is expressing no opinion on, and is remaining neutral toward, the Offer. The Board has not made a determination whether the Offer is fair to, or in the best interests of, the Company's stockholders and is not making a recommendation regarding whether the Company's stockholders should accept the Offer and tender their Shares and, if so, how many Shares to tender, or reject the Offer and not tender their Shares.

        The Board believes that a stockholder's decision as to whether to tender its Shares in the Offer and, if so, how many Shares to tender, is a personal investment decision based upon each individual stockholder's personal circumstances. You should make your own decision regarding the Offer based on all available information in light of your investment objectives, your views as to the Company's prospects and outlook, the factors considered by the Board as described in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC (a copy of which is enclosed with this letter) and any other factors that you deem relevant to your investment decision. The Board also encourages you to consult with your financial, tax, accounting and legal advisors regarding the Offer.

        The enclosed Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC contains additional information regarding the Board's determination with respect to the Offer. We encourage you to read it carefully.

        Thank you for your careful consideration of this matter.

Sincerely,

Jennifer B. Clark Secretary
Enclosure

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  Exhibit (a)(2)